ArcelorMittal 6-K

Exhibit 99.1

press release

ArcelorMittal announces the publication of its first quarter 2023 sell-side analyst consensus figures

25 April 2023, 12:30 CET

ArcelorMittal (‘the Company’) today announces the publication of its first quarter 2023 sell-side analysts’ consensus figures.

The consensus figures are based on analysts’ estimates recorded on an external web-based tool provided and managed by an independent company, Visible Alpha.

To arrive at the consensus figures below, Visible Alpha has aggregated the expectations of sell-side analysts who, to the best of our knowledge, cover ArcelorMittal on a continuous basis. This is currently a group of approximately 15 brokers.

The listed analysts follow ArcelorMittal on their own initiative and ArcelorMittal is not responsible for their views. ArcelorMittal is neither involved in the collection of the information nor in the compilation of the estimates.

1Q’23 consensus estimates

• EBITDA ($m)	$1,638
• Net income ($m)	$694
• Earnings per share ($)	$0.82

Number of sell-side analyst participation: 11 brokers

The sell-side analysts who cover ArcelorMittal and whose estimates are included in the 1Q’23 group consensus outlined above are the following:

  Bank of America – Patrick Mann, Jason Fairclough
  CITI – Ephrem Ravi, Krishan Agarwal
  Deutsche Bank – Bastian Synagowitz
  Exane – Tristan Gresser
  Groupo Santander – Robert Jackson
  ING – Stijn Demeester
  Kepler – Rochus Brauneiser
  Keybanc – Phil Gibbs
  Morgan Stanley – Alain Gabriel
  Oddo – Maxime Kogge
  UBS – Myles Allsop, Andrew Jones

Disclaimer

Estimates based on Visible Alpha consensus dated 24.04.23. The disclaimer is:

The information provided by Visible Alpha cited herein is provided “as is” and “as available” without warranty of any kind. Use of any Visible Alpha data is at a user’s own risk and Visible Alpha disclaims any liability for use of the Visible Alpha data. Although the information is obtained or compiled from reliable sources Visible Alpha neither can nor does guarantee or make any representation or warranty, either express or implied, as to the accuracy, validity, sequence, timeliness, completeness or continued availability of any information or data, including third-party content, made available herein. In no event shall Visible Alpha be liable for any decision made or action or inaction taken in reliance on any information or data, including third-party content. Visible Alpha further explicitly disclaims, to the fullest extent permitted by applicable law, any warranty of any kind, whether express or implied, including warranties of merchantability, fitness for a particular purpose and non-infringement.

The consensus estimate is based on estimates, forecasts and predictions made by third party financial analysts, as described above. It is not prepared based on information provided or checked by ArcelorMittal and can only be seen as a consensus view on ArcelorMittal's results from an outside perspective. ArcelorMittal has not provided input on these forecasts, except by referring to past publicly disclosed information. ArcelorMittal does not accept any responsibility for the quality or accuracy of any individual forecast or estimate. This web page may contain forward-looking statements based on current assumptions and forecasts made by ArcelorMittal or third parties. Various known and unknown risks, uncertainties and other factors could lead to material differences between ArcelorMittal's actual future results, financial situation, development or performance, and the estimates given here. These factors include those discussed in ArcelorMittal's periodic reports available on http://corporate.arcelormittal.com/.

Additional share buyback disclosure

The Company has also provided additional share buyback information on the Company’s website summarizing the latest share buyback transactions and provides a model for the latest weighted average per share data. This information is updated each quarter shortly after quarter close.

ArcelorMittal share status as of March 31, 2023 accessible on http://www.arcelormittal.com under “Investors” - “Equity Investors” - “Share buyback program”

ArcelorMittal is the world's leading steel company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2022, ArcelorMittal had revenues of $79.8 billion and crude steel production of 59 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our purpose is to produce ever smarter steels that have a positive benefit for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com